Exhibit 99.1
10 August 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Trading Update and Notice of Results

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces a trading update and notice of its interim results for the six months ended 30 June 2016.

The Board expects revenues of £3.80 million, up from £0.32 million for the six months to June 2015 (an increase of more than 10 times), in line with revised market expectations for the first half of 2016. Midatech updated its guidance for full year revenue in its 2015 full year results statement following the first three months of 2016, in which it stated that the Company was trading slightly ahead of market expectations.

Whilst it is too early to assess the long-term impact of the UK's decision to leave the European Union, there has been no immediate impact on the Company’s day-to-day operations.

Commenting on trading update, Dr Jim Phillips, CEO of Midatech, said: “I am pleased to report that this has been a half of significant commercial progress for the Company with a greater than 10-fold increase in revenue. We have also had numerous positive advances at Midatech including launching Zuplenz® in the US to provide relief from one of the most debilitating side-effects of common cancer treatments, and elsewhere across our oncology product base and exciting pipeline.

“Since revising revenue guidance up earlier in the year we are pleased to expect revenues to be in line with current market expectations and look forward to continued progress in the second half of the year.”

Midatech will announce its interim results on 2 September 2016. Dr Jim Phillips, Chief Executive Officer and Nick Robbins-Cherry, Chief Financial Officer, will host a presentation for analysts and conference call at 14:00 BST. Details of the call will be published on the day of the results. The call will be recorded and a replay will be available for 30 days.

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary-Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.